DRAFT

VIA EMAIL AND EDGAR		November 21, 2017

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA

Attention:	Mr. Karl Hiller Branch Chief

Dear Mr. Hiller:

RE:                        Bellatrix Exploration Ltd.
Form 40-F for the Fiscal Year ended December 31, 2016
Filed March 17, 2017
File No. 001-35644

This letter is in response to your letter dated November 7, 2017 (the “Comment Letter”) regarding your review of the Annual Report on Form 40-F (the “Annual Report”) for the year ended December 31, 2016 of Bellatrix Exploration Ltd. (the “Company”). Set forth below in italics are your comments, followed by the Company’s responses.

Form 40-F for the Fiscal Year ended December 31, 2016

Exhibit 99.4

Supplementary Oil and Gas Information—(Unaudited)

Net Proved Oil and Natural Gas Reserves

1.                                      We note your disclosure about the revisions in proved reserves during 2016 indicates these result from separate and unrelated factors, including (i) “new wells exceeding expectations and existing wells outperforming the reserves assigned in the previous year” and (ii) “gas shrink in the Company’s major operating field was decreased year-over-year with the movement of production to the Company’s new operating gas plant, adding sales volumes as a proportion of raw volumes overall.”

Please expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. Please identify the extent of any material changes

www.bellatrixexploration.com	MAIN 403-266-8670 FAX 403-264-8163	1920, 800 – 5th Avenue SW Calgary, AB Canada T2P 3T6

caused by proved undeveloped locations becoming uneconomic, as may relate to changes in commodity prices, decisions to remove proved undeveloped locations due to changes in previously adopted development plans and the changes in total proved reserves caused by commodity prices in addition to the changes you have identified in your disclosure, to comply with FASB ASC 932-235-50-5.

Response:

Thank you for the comments.  Of the overall “Revisions of previous estimates” of 10,038.8 mboe, new wells exceeding expectations and existing wells outperforming the reserves assigned in 2015 amounted to 9,668.2 mboe (96%).  The Company also noted the impact of gas shrinkage, but that factor had an immaterial impact. In addition, in response to your comments above, in 2016 there were no material changes caused by proved undeveloped locations becoming uneconomic.

2.                                      Please expand your discussion to include comparable disclosure relating to the significant changes in the net quantities of proved reserves, other than production, for each period (i.e. including 2015), as outlined in our letter dated September 4, 2014, in comment two on similar disclosure in your Form 40-F for 2013.

Response:

Thank you for the comments.  As you correctly noted, the Company has undertaken to bolster its comparable period disclosure since receiving your letter on its Form 40-F for 2013.  In future filings, the Company will include that disclosure for both of the comparative fiscal years, rather than just the most recent fiscal year.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

3.                                      Please expand your disclosure to quantify, on both a discounted and undiscounted basis, the incremental asset retirement obligations that are not included as part of the production costs used to calculate the standardized measure for each period presented (e.g., as may pertain to abandonment and reclamation costs to be incurred for non-reserves wells), as agreed in your letter dated September 18, 2014, relating to comment three on similar disclosure in your Form 40-F for 2013.

Response:

We acknowledge the comment.  In future filings, the Company will disclosure the incremental asset retirement obligations on both a discounted and undiscounted basis. For your information, for 2016, the incremental asset retirement obligation on a discounted basis was $13.8 million. As compared to the undiscounted amount that was disclosed, the Company viewed the discounted amount as immaterial.

Bellatrix Exploration Ltd. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or to respond to further inquiries.

Yours truly,

BELLATRIX EXPLORATION LTD.

[DRAFT]

Charles R. Kraus
Vice President, General Counsel
& Corporate Secretary

cc:	Mr. John Hodgin, Securities and Exchange Commission
Mr. Maxwell A. Lof, Bellatrix Exploration Ltd.

From: Chuck Kraus
Sent: Monday, November 20, 2017 1:29 PM
To: Hodgin, John
Cc: Chris Curry; Maxwell (Max) Lof; Daina Kvisle
Subject: RE: [EXTERNAL] FW: SEC Comment Letter: Bellatrix Exploration Ltd 40-F 2017-11-07 Letter

Hi John,

In response to your comment letter, we would propose to send the attached response. I will call you shortly to discuss so we can finalize this matter. Thanks.

Chuck

Charles R. Kraus

EVP, General Counsel

Bellatrix Exploration Ltd.

403.355.8385

ckraus@bxe.com

From: Hodgin, John [mailto:HodginJ@SEC.GOV]
Sent: Tuesday, November 07, 2017 7:42 AM
To: Maxwell (Max) Lof
Cc: Chuck Kraus; Chris Curry
Subject: [EXTERNAL] FW: SEC Comment Letter: Bellatrix Exploration Ltd 40-F 2017-11-07 Letter

Please find attached a letter relating to the filing referenced therein.  Do not respond to this electronic communication unless you have received it incorrectly.  If you have any questions, please contact the person(s) identified at the end of the attached letter.

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
www.sec.gov